U.S. Securities and Exchange Commission
April 20, 2020

April 20, 2020

VIA EDGAR

Samantha Brutlag
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: U.S. GLOBAL INVESTORS FUNDS
Global Luxury Goods Fund (f/k/a Holmes Macro Trends Fund) (the “Fund”)
(File Nos. 811-01800 and 002-35439)

Dear Ms. Brutlag:

On February 28, 2020, US Global Investors Funds (“Registrant”) filed Post-Effective Amendment No. 133 (“PEA 133”) to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Fund’s Registration Statement (accession number 0001398344-20-004676). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Monday, April 13, 2020, regarding PEA 133 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed on or about April 27, 2020, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: Supplementally explain why the Board of Trustees of the Registrant (“Board”) believes that the changes to the Fund are consistent with its fiduciary duties and in the best interests of the Fund’s shareholders. Explain what information the Board considered, and how that information was weighed, in arriving at its decision.

Response: At the December 13, 2019 in-person meeting of the Board, the Adviser notified the Board of its intention to recommend changes to the Fund’s name, principal investment strategies, and primary benchmark index (the “proposal”), and the Board requested additional information from the Adviser.  On February 25, 2020, the Adviser provided the Board with a memorandum detailing the proposal so that the Board could consider the approval of the filing of an amendment to the Fund’s registration statement reflecting the changes pursuant to Rule 485(a) under the Securities Act of 1933 (“February Memorandum”), and consider the full approval of the changes at its upcoming Board meeting, at which time the Board could withdraw or modify the Registrant Statement if it chose to do so.  On February 26, 2020, the Board approved the filing of PEA 133, which sets forth the proposed changes to the Fund.  The Board understood that the filing would provide the Staff the opportunity to review and comment on the changes prior to the effective date of the Registration Statement on May 1, 2020.  The Board understood further that a prospectus supplement explaining the changes would be filed with the SEC and mailed to shareholders to provide them with advance notice of the changes that the Board would be considering.  As indicated below, on February 28, 2020, a supplement was filed by the Registrant via EDGAR and mailed to the shareholders of the Fund.  On March 27, 2020, the Board met at its regularly scheduled meeting and further considered the information in the February Memorandum.  During that meeting, the Adviser presented the proposal to the Board and responded to questions from the Board, including from the trustees who are not “interested persons” of the Registrant (“Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended.  After discussion, the Board unanimously approved the proposal.  Accordingly, on March 31, 2020, a second supplement was filed by Registrant via EDGAR and mailed to Fund shareholders informing shareholders that the Board approved the proposal and the changes to the Fund would be effective on May 1, 2020.

In making its approval on March 27, 2020, the Board considered a variety of materials, including the February Memorandum, which, in summary, described: (i) the specific changes proposed for the Fund’s name, investment strategies, and primary benchmark; (ii) the rationale underlying the proposal; (iii) the anticipated demand and distribution strategy for the Fund; (iv) performance expectations; and (v) anticipated turnover.

The Board also considered the recent and historical performance of the Fund as compared to both its benchmark and peer funds over various time periods.  The Board considered its previous discussions with personnel of the Adviser concerning the persistent relative underperformance of the Fund and the desire to achieve an improved performance experience for the Fund’s shareholders.

The Board considered the decline in the asset levels of the Fund, and the Adviser’s representations as to the difficulties associated with the distribution of the Fund resulting from heavy competition in the core domestic equity space and industry-wide challenges associated with active management.  The Board considered each of these factors in light of the long-term growth prospects of the Fund.

The Board further considered the Adviser’s view of the investment opportunities in the luxury goods space in general and the Adviser’s expectations for the success of the distribution strategy of the Fund going forward.  The Board considered the experience of the Adviser and the portfolio management team, including with respect to the Adviser’s experience in investing in U.S. and foreign equity securities.  The Board noted that the investment process of the Adviser would remain substantially similar as the process that it has previously provided on behalf of the Fund.  The Board considered the Adviser’s belief that the distribution strategy has the opportunity to attract additional assets, which could lead to lower total expenses for the Fund.  The Board considered that the fee and expense structure of the Fund would not change as a result of the proposal.

The Board reviewed a comparison of the differences between the investment strategies and risks, and the Board noted that the investment objective and the fundamental and non-fundamental investment restrictions of the Fund would remain the same.  The Board considered the Adviser’s expectations that the repositioning of the Fund would result in relative minimal costs that would be borne by the Fund.  The Board weighed that the proposal would have the potential to increase Fund performance on an absolute basis and decrease expense in consideration that the shareholder experience would remain substantially similar.

The Board considered that the two supplements filed via EDGAR and mailed to shareholders provided numerous and advanced notice to shareholders of the proposal.  The Board considered that the Adviser would pay for the costs associated with the proposal (other than repositioning costs), including the filing fees associated with the registration statement amendment, the expenses associated with printing and mailing prospectus supplements to Fund shareholders, and corresponding legal expenses.

In approving the proposal, the Board, including the Independent Trustees, gave attention to all of the information that was furnished, and each Trustee placed varying degrees of importance on the various pieces of information that were provided to them.  The Independent Trustees were also advised by independent legal counsel.

The Board believes that it has acted with due care in making its determinations and that approval of the proposal was in the best interests of Fund shareholders.

Comment 2: Supplementally explain why the Fund’s investment adviser (“Adviser”) believes the changes are consistent with its fiduciary duty to the Fund.

Response: The Adviser refers the Staff to the response to Comment 1 above with respect to the Adviser’s recommendation that the Board approve the proposal. The Adviser believes that the changes to the Fund are consistent with the Adviser’s fiduciary duty to the Fund.

In particular, the Adviser believes that the changes to the Fund are in furtherance of the Fund’s investment objective, consistent with the Adviser’s fiduciary duty.   Among other things, the Adviser believes that offering a global luxury goods strategy would provide an opportunity for shareholders to participate in the growth of the global economy as the Fund will have a global, rather than domestic, focus. The Adviser believes that the global markets will experience more growth opportunities than the U.S. domestic market, thus benefitting the current shareholders of the Fund. In addition, the Adviser has had years of experience investing in global markets, which could benefit the Fund and its shareholders in the context of the global luxury goods strategy. The Adviser believes that the luxury goods markets are an attractive investment opportunity and it is the Adviser’s belief that it can have a strategic advantage by offering a niche strategy versus a fund with a more basic and common investment theme.  The Adviser believes that proposal provides the Fund and its shareholders the opportunity for the Fund to experience improved long-term performance.

In addition, the Adviser has experienced difficulties distributing the Fund in its current form, primarily due to heavy competition in the core domestic equity space and performance. As the Adviser reviewed with the Board, there are many firms offering similar strategies that are focused on the U.S. market. The Adviser believes that the changes to the Fund will facilitate a better distribution strategy with a better chance of attracting new assets, leading to increased assets in the Fund and lower operating costs for shareholders.

The Adviser notes that there are no changes to the Fund’s current fee and expense structure.

Comments 3: Supplementally explain when and how the Registrant notified Fund shareholders of the changes to the Fund.

Response: Registrant notified Fund shareholders of the prospective changes to the Fund, via supplement to the Fund’s prospectus dated February 28, 2020, shortly after the Board approved the filing of PEA 133. As was noted in the February 28, 2020 supplement, the prospective changes to the Fund remained subject to approvals by the Board at its March 27, 2020 meeting.

Registrant then notified Fund shareholders of the changes to the Fund via supplement to the Fund’s prospectus dated March 31, 2020, shortly after the Board’s approvals at the March 27, 2020 meeting of the Board.

Comment 4: Supplementally explain the percentage of the Fund’s current portfolio holdings that will need to be repositioned as a result of the changes to the Fund.

Response: The Adviser expects that approximately 100% of the Fund’s current portfolio holdings will be repositioned as a result of the changes to the Fund.

Comment 5: Supplementally explain whether any shareholders have contacted the Fund or Registrant about the changes to the Fund and, if so, describe the nature of those communications.

Response: The Registrant has received two phone calls (via the Registrant’s transfer agent) regarding the changes to the Fund. The first shareholder stated that he approved of the changes and trusted the decision-making of the Fund and Adviser. The second shareholder indicated that he was skeptical about the new direction of the Fund and was considering closing his account. There have been no written correspondence from shareholders regarding the changes to the Fund.

Comment 6: In the Fund’s Principal Investment Strategies, revise the Fund’s 80% investment policy to include more objective measures. The Staff notes that the current language relating to the Fund’s investments in luxury products, services, and equipment is too subjective and recommends a clarifying statement to more specifically define the types of companies in which the Fund may invest.

Response: Registrant has revised the Fund’s Principal Investment Strategies to more narrowly define the types of companies in which the Fund may invest. Specifically, the following changes to the Fund’s (item 9) Principal Investment Strategies have been incorporated and replicated in the Fund’s (item 4) “summary” Principal Investment Strategies:

Under normal market conditions, the Global Luxury Goods Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in the securities of companies producing, processing, distributing, and manufacturing luxury products, services, or equipment. Luxury goods are defined as those products or services that are not essential to livelihood but are highly desired within a culture or society. ~~Investments in luxury goods companies may expose the fund to the Consumer Discretionary sector (as determined by the Bloomberg Sector Classification System) including, but not limited to: Apparel and Textile Products, Automotive, Consumer Discretionary Services, Distributors, Home and Office Products, Leisure Products, Recreation Facilities and Services, Retail Discretionary, and Travel, Lodging and Dining, among others.~~ Luxury products include apparel, textile products, automobiles, home and office products, jewelry, and leisure products such as music, recreation and sporting goods. Luxury services include commercial services, gaming, lodging, restaurants, passenger transportation and transit services, recreational and entertainment facilities, consumer product distribution, retail, consumer goods rental, educational services, and personal care services. The securities in which the fund may invest include common stocks, preferred stocks, convertible securities, rights and warrants, exchange-traded funds (“ETFs”) that represent interests in, or related to, luxury goods companies, and depository receipts (American Depository Receipts (ADRs) and Global Depository Receipts (GDRs)). The fund may also participate in private placements.
Comment 7: In the Fund’s Principal Investment Strategies, consider moving the 80% investment policy to a more prominent location toward the beginning of the section.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 8: In the Fund’s Principal Investment Strategies, explain how the Fund intends to invest in a number of different countries throughout the world. The Staff notes that the term “global” in the Fund’s name connotes diversification among investments in a number of different countries throughout the world and, as such, expects that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: Registrant has revised the disclosure to include the following additional paragraph in the Fund’s Principal Investment Strategies:

The fund will invest in securities of companies with economic ties to countries throughout the world, including emerging markets and the U.S. Under normal market conditions, the fund will invest at least 40% of its assets in securities of companies that are economically tied to at least three countries other than the U.S. The fund may invest in companies which may be domiciled in one country but have economic ties to another country. In determining if a company is economically tied to a country, the fund will consider various factors, including the country in which the company’s principal operations are located; the country in which at least 50% of the company’s revenues or profits are derived from goods produced or sold, investments made, or services performed; the country in which the principal trading market is located; and the country in which the company is legally organized.

Comment 9: In the Fund’s Principal Investment Risks, consider whether the risk disclosure should be expanded to address the recent, significant market events pertaining to, among other things, the COVID-19 global health issue.

Response: Registrant filed a supplement to its statement of additional information on April 6, 2020 (SEC Accession No. 0001435109-20-000085) to address the recent, significant market events pertaining to, among other things, the COVID-19 global health issue. This disclosure will be carried forward in the Registration Statement upon the May 1, 2020 effective filing.

In addition, Registrant has incorporated the following new risk disclosure in the prospectus:

Recent Market Events. Recent unprecedented turbulence in the financial markets and reduced liquidity in the credit, fixed income and certain parts of the equity market could have an adverse effect on the value of the fund. A recent, global outbreak of respiratory disease caused by a novel coronavirus has resulted in closing borders, healthcare service preparation and delivery disruptions, quarantines, disruptions to supply chains and customer activity, as well as general concern and uncertainty. The impact of epidemics and pandemics generally could affect the economies of many nations, individual companies and the market in general in ways that cannot necessarily be foreseen and may be short term or may last for an extended period of time.

Finally, Registrant enhanced the “Market Risk” that was already included in the prospectus, as follows:

The value of the fund’s shares will go up and down based on the performance of the companies whose securities it owns and other factors affecting the securities market generally, including general economic conditions, sudden and unpredictable drops in value, and public health risks. These risks may be magnified if certain social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the global economy.

Comment 10: In the Fund’s Principal Investment Risks, consider specifying the risks associated with investments in luxury goods and products.

Response: Registrant has revised the disclosure to include the following additional paragraph in the Fund’s principal investment risks:

Risks Related to Investing in the Luxury Goods Industry. Companies in the luxury goods industry may face intense competition and may be dependent on their ability to maintain brand image. Companies may be subject to changes in consumer preferences, and technologies employed by luxury goods companies may become obsolete. Companies in this industry are dependent on consumer spending and, as such, are likely to be sensitive to any downturns in the broader economy. Demand for products may be seasonal, and incorrect assessment of future demand can lead to overproduction or underproduction, which can impact company profitability.

Registrant respectfully notes that the Fund’s Principal Investment Risks already includes “Consumer Discretionary Risk,” which reiterates many of the risks associated with investments in companies in the luxury goods industry detailed above.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
cc: Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young LLP

Kathleen Somerville
Monica Blanco
U.S. Global Investors, Inc.